FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE February 6, 2012

ITEM 3.	NEWS RELEASE

A news release was disseminated on February 6, 2012 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group is pleased to report new drill intercepts for the T2 reef in hole WB005 at a depth of 605 metres of 4.75 metres grading at 4.77 g/t 3E (platinum, palladium and gold) and in hole WB008 at a depth of 474 metres of 5.25 metres grading 7.28 g/t. These intercepts are located 250 and 500 metres up the apparent dip from Hole WB003 that intersected 3.50 metres grading 3.47 g/t 3E in the T1 reef and 5.00 metres grading 7.00 g/t 3E in the T2 reef as announced November 09, 2011. These reef layers have clearly identifiable rock types that can be correlated from hole to hole. Hole WB005 has sulphide mineralization immediately below the reported intercept for which assays are pending and the T2 reef is expected to have a significantly larger thickness than reported herein. In hole WB008 the T1 and T2 reefs have only a 25cm middling which is mineralized and therefore the reported interval is from a rock type point of view a T1.2 Reef. Further assays results will be reported when received.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) is pleased to report new drill intercepts for the T2 reef in hole WB005 at a depth of 605 metres of 4.75 metres grading at 4.77 g/t 3E (platinum, palladium and gold) and in hole WB008 at a depth of 474 metres of 5.25 metres grading 7.28 g/t. These intercepts are located 250 and 500 metres up the apparent dip from Hole WB003 that intersected 3.50 metres grading 3.47 g/t 3E in the T1 reef and 5.00 metres grading 7.00 g/t 3E in the T2 reef as announced November 09, 2011. These reef layers have clearly identifiable rock types that can be correlated from hole to hole. Hole WB005 has sulphide mineralization immediately below the reported intercept for which assays are pending and the T2 reef is expected to have a significantly larger thickness than reported herein. In hole WB008 the T1 and T2 reefs have only a 25cm middling which is mineralized and therefore the reported interval is from a rock type point of view a T1.2 Reef. Further assays results will be reported when received.

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The Waterberg project is located north of the North Limb of the Bushveld Complex. The extension of the Bushveld was newly discovered in 2011 by Platinum Group Metals Ltd, the operator of the project, after execution of a drilling program through the covering Waterberg sedimentary rock package guided by geophysics and soil sampling.

Platinum Group holds an effective 49.97 % interest in the Waterberg project and Japanese state company JOGMEC is earning a 37% interest. Mnombo Wethu, a BEE company owns a 26% stake in the project and Platinum Group owns 49% of Mnombo Wethu.

Exploration is currently underway with 5 active drill rigs.

Geological Details

Drilling through the Waterberg sediments by the joint venture has discovered a previously unrecognized portion of the Bushveld Complex North of the North Limb. Based on the drilling to date and detailed geophysics by Platinum Group and the Joint Venture partners the new area of Bushveld is estimated to cover at least 100 square kilometres.

The current early interpretation of the geology is that in this area the Bushveld intruded into the bottom of the Waterberg sedimentary sequence based on cross cutting relationships. This is thought to be a new geological setting. The T1 reef is a Harzburgite changing to a Troctolite with coarse interstitial copper nickel sulphides. The T2 reef is within a distinctive elongated wispy feldspar norite unit with course to very fine grained interstitial sulphides. Hanging wall, middling and footwall units can be correlated in the holes reported above. The intercepts are interpreted to be on an apparent dip of about 20 degrees. Drilling is continuing up the apparent dip along a section following holes 3, 5 and 8 at 250 metre spacing.

The overall orientation of the layered sequence and the Bushveld Complex is not yet known. Holes WB002 and WB004 did not have significant mineralization although the reef horizons could be identified in WB002. These holes are located in areas from 1.5 to 2.9 kilometres of the reported closer spaced intercepts in holes 3, 5 and 8. These results are inconclusive as grades appear to be variable and the major orientations of the package are still unknown. Drill hole WB007, still in progress toward the target sequence, is located 7 kilometres north of holes WB003, WB005 and WB008 and has pierced the Waterberg rocks and cut the upper sequence of the Bushveld.

Metal Ratios and Mineralization

The T1 and T2 mineralized reefs have a consistent and unusual metal ratio of approximately 50% Palladium, 30% Platinum and 20% Gold. This is consistent within all drill intercepts to date including more than 50 individual assays. This consistency between holes and assays indicates a primary molten source for the mineralization at the time of the formation of the rock layers, rather than being re-mobilized after rock formation. See the table below:

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		Individual grades
	From	To	Thickness	Pt	Pd	Au	3E
	metres	Metres	Metres	g/t	g/t	g/t	g/t
WB005	604.75	609.5	4.75	1.59	2.27	0.91	4.77
WB008	473.5	478.75	5.25	2.22	3.63	1.43	7.28

Prill splits
	Pt	Pd	Au
WB005	33%	48%	19%
WB008	30%	50%	20%

Hole WB003 had a single deflection completed and although it was a consistent reef cut to the “mother hole” is had low anomalous values rather than thick high grade. This reflects variability from course sulphide blebs in the original hole.

The metals “basket” of the T1 and T2 reefs is consistent and unusual. At metals prices of $1609 Pt, $698 Pd and $1725 Au the basket price is $ 1177 per 3E ounce. This compares to a 4E Basket Price, with Rh at $1450, on the typical Merensky reef at Platinum Group Metals’ WBJV for example of $ 1360 per 4E ounce. Copper and nickel values are pending and are expected to be significant in the T1 and T2 reefs. A typical Merensky and UG-2 reef thickness is from 0.80 metres to 1.4 metres.

Exploration Potential and Plans

The Waterberg discovery has excellent exploration potential because:

Multiple intercepts of consistently high grade, thick reef have been discovered.

The newly discovered area of the Bushveld Complex at depths of much less than 1000 metres has seen no known exploration.

The basket metal price for the T1 and T2 reefs is attractive and high in gold.

The North Limb has seen an increase in exploration and investment in the past 7 years as a result of larger thickness for mechanized mining. The Waterberg discovery is consistent with this objective. Recently Japanese corporations JOGMEC and Itochu have invested approximately USD $280 million in Ivanhoe Nickel and Platinum’s with a project on the North Limb.

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Platinum Group Metals will be proposing to the Joint Venture Partners that the exploration program be expanded from 5 to 10 drill rigs. A budget will be announced when agreed by the Joint Venture.

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and the Company CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through checking the calculations, checking samples of the core and by visiting with the qualified employees that have completed the work in South Africa. QAQC procedures include blanks, standards and chain of custody processes and previously reported.

Set point Laboratories is used for the analysing of the drill core samples. Set Point Laboratories is a division of the Setpoint Group and is an ISO 17025 accredited laboratory as well as SANAS accredited testing Laboratory. Set Point uses fire assay and ICP technique and is accredited to analysis between 0.01 to 55ppm for gold, platinum and palladium.

The African Mineral Standard accredit AMIS124 was used as a standard and quartzite was used as a blank. The QAQC samples were alternated after every fifth field sample. The standards and the blanks results were well within the two standards deviations.

About Platinum Group Metals Ltd.

Platinum Group holds mineral rights in both Canada and South Africa and the Company owns 74% of the WBJV Project 1 Platinum mine where a $ 100m development phase and underground work has commenced. A full Mining Right Application has been filed with the government of South Africa for the WBJV with a production target of 275,000 ounces 4E platinum group metals.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:
R. Michael Jones, President & CEO Phone: (604) 899-5450

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ITEM 9.	DATE OF REPORT

February 6, 2012

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